UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2016

Commission File Number 001-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F  x       Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes    No  x

If “Yes” is marked, indicate below the file number  assigned to the registrant in connection with Rule 12g3-2(b): 82-

.

PETROBRAS ANNOUNCES EARLY TENDER RESULTS AND EARLY

SETTLEMENT FOR WATERFALL TENDER OFFERS AND ALSO

ANNOUNCES EXTENSION OF THE EARLY TENDER DATE AND

INCREASE OF CONSIDERATION FOR ANY AND ALL OFFER

RIO DE JANEIRO, BRAZIL – JUNE 1, 2016 – Petróleo Brasileiro S.A. – Petrobras (“Petrobras”) (NYSE: PBR) hereby announces results and amendments with respect to the previously announced tender offers by its wholly-owned subsidiary Petrobras Global Finance B.V. (“PGF”).

Waterfall Tender Offers

Petrobras hereby announces that holders of US$7,523,494,000 and €1,920,133,000 principal amount of the outstanding notes of the series set forth in the table below issued by PGF (the “Waterfall Notes”), tendered their Waterfall Notes at or prior to 5:00 p.m., New York City time, on May 31, 2016 (the “Waterfall Early Tender Date”), pursuant to PGF’s previously announced waterfall tender offers (the “Waterfall Tender Offers”).

The following table summarizes the early tender results as of the Waterfall Early Tender Date and the principal amount of Waterfall Notes that PGF has accepted for purchase, as well as the proration factor for the 3.000% Global Notes due January 2019 (the “2019 Notes”):

Title of Security	CUSIP / ISIN	Principal Amount Outstanding	Acceptance Priority Level	Total Consideration(1)	Principal Amount Tendered	Principal Amount Accepted for Purchase	Proration Factor
3.500% Global Notes due February 2017	71645WAU5 / US71645WAU53	US$1,750,000,000	1	US$1,007.50	US$1,002,517,000	US$1,002,517,000	N/A
3.250% Global Notes due March 2017	71647NAG4 / US71647NAG43	US$1,600,000,000	2	US$1,005.00	US$1,200,981,000	US$1,200,981,000	N/A
Floating Rate Global Notes due March 2017	71647NAJ8 / US71647NAJ81	US$1,400,000,000	3	US$1,006.25	US$1,232,555,000	US$1,232,555,000	N/A
2.750% Global Notes due January 2018	NA/XS0982711631	€1,500,000,000	4	€985.00	€779,060,000	€779,060,000	N/A
5.875% Global Notes due March 2018	71645WAM3 / US71645WAM38	US$1,750,000,000	5	US$1,022.50	US$1,005,473,000	US$1,005,473,000	N/A
4.875% Global Notes due March 2018	NA/XS0716979249	€1,250,000,000	6	€1,011.25	€531,942,000	€531,942,000	N/A
3.000% Global Notes due January 2019	71647NAB5 / US71647NAB55	US$2,000,000,000	7	US$941.25	US$989,085,000	US$65,267,000	0.06710279(2)
Floating Rate Global Notes due January 2019	71647NAE9 / US71647NAE94	US$1,500,000,000	8	US$918.75	US$733,409,000	US$0	N/A
7.875% Global Notes due March 2019	71645WAN1 / US71645WAN11	US$2,750,000,000	9	US$1,038.75	US$1,359,474,000	US$0	N/A
3.25% Global Notes due April 2019	NA/XS0835886598	€1,300,000,000	10	€945.00	€609,131,000	€0	N/A

__________________________

(1)     Per US$1,000 or €1,000, as applicable. The Total Consideration includes an early tender premium equal to US$30.00 per US$1,000 principal amount for each series of US dollar denominated Waterfall Notes accepted for purchase, and €30.00 per €1,000 principal amount for each series of Euro denominated Waterfall Notes accepted for purchase.

(2)     If, after applying such proration factor, any holder of tendered 2019 Notes would be entitled to a credit or return of a portion of tendered 2019 Notes that is less than the minimum denomination of US$2,000, then such portion of the 2019 Notes tendered by the holder will be rejected, so that only 2019 Notes in denominations of US$2,000 and integral multiples of US$1,000 in excess thereof are purchased.

Because the purchase of Waterfall Notes validly tendered in the Waterfall Tender Offers would cause PGF to purchase an aggregate principal amount of Waterfall Notes that would result in an aggregate amount to be received by holders in excess of US$6.0 billion (the “Waterfall Tender Cap”), based on the US dollar exchange rate described herein, PGF has accepted for purchase all tendered 3.500% Global Notes due February 2017, 3.250% Global Notes due March 2017, Floating Rate Global Notes due March 2017, 2.750% Global Notes due January 2018, 5.875% Global Notes due March 2018 and 4.875% Global Notes due March 2018, only US$65,267,000 principal amount of the tendered 2019 Notes and none of the tendered Floating Rate Global Notes due January 2019, 7.875% Global Notes due March 2019 and 3.25% Global Notes due April 2019.  PGF will pay holders of 2019 Notes tendered on or prior to the Waterfall Early Tender Date on a pro rata basis according to the pro ration procedures described in the Statement.  The early settlement date on which PGF will make payment for Waterfall Notes accepted in the Waterfall Tender Offers is expected to be June 3, 2016 (the “Early Settlement Date”).

Holders of Waterfall Notes who tender after the Waterfall Early Tender Date will not have any of their Waterfall Notes accepted for purchase. Any tendered Waterfall Notes that are not accepted for purchase will be returned or credited without expense to the holder’s account.

Holders of Waterfall Notes that validly tendered on or prior to the Waterfall Early Tender Date and whose Waterfall Notes have been accepted for purchase are entitled to receive the total consideration set forth in the table above, which includes an early tender premium as set forth therein, and to receive accrued and unpaid interest on their accepted Waterfall Notes from the last interest payment date to, but not including, the Early Settlement Date. The total cash payment to purchase the accepted Waterfall Notes will be approximately US$6,059.6 million, based on the US dollar exchange rate described herein, including accrued and unpaid interest.  Waterfall Notes that have been validly tendered cannot be withdrawn, except as may be required by applicable law.

The Waterfall Tender Offers will expire at 11:59 p.m., New York City time, on June 14, 2016 (the “Expiration Date”).

The exchange rate used in translating Euro into US dollars was €1.1133 per US dollar, the applicable exchange rate as of 2:00 p.m., New York City time on May 31, 2016, as reported on Bloomberg screen page “FXIP” under the heading “FX Rate vs. USD.”

Any and All Offer

Petrobras also announces that PGF is amending the terms of its previously announced offer to purchase for cash any and all of PGF’s 8.375% Global Notes due 2018 (the “2018 Notes”), and the related solicitation of consents from the holders of 2018 Notes to (i) eliminate certain covenants and related provisions in the indenture pursuant to which the 2018 Notes were issued (the “2018 Notes Indenture”) and the related guaranty by Petrobras (the “2018 Notes Guaranty”) and (ii) to the execution and delivery of a supplement to the 2018 Notes Indenture and an amendment to the 2018 Notes Guaranty in order to effect such amendments (the “Any and All Offer”).

The previously announced early tender date for the Any and All Offer has been extended to 11:59 p.m., New York City time, on June 14, 2016, which is the current expiration date for the Any and All Offer.  The expiration date for the Any and All Offer continues to be 11:59 p.m., New York City time, on the Expiration Date.

The previously announced total consideration for each US$1,000 principal amount of 2018 Notes payable to holders of 2018 Notes has been increased from US$1,078.75 to US$1,100.00, which total consideration includes an additional fee equal to the applicable early tender premium that was payable to holders of 2018 Notes tendered on or prior to the previously announced early tender date.  As a result, all holders, including those who previously tendered, who tender 2018 Notes prior to the Expiration Date are eligible to receive the same total consideration, and to receive accrued and unpaid interest on the 2018 Notes accepted for purchase in the Any and All Offer up to, but excluding, the settlement date.

The previously announced withdrawal date (May 31, 2016) for the Any and All Offer has now passed.  2018 Notes validly tendered pursuant to the Any and All Offer may no longer be withdrawn, and any 2018 Notes tendered prior to the Expiration Date may not be withdrawn.

General

The Any and All Offer and the Waterfall Tender Offers (collectively, the “Offers to Purchase and Consent Solicitation”) are being made pursuant to the offer to purchase and consent solicitation statement dated May 17, 2016 (as may be amended or supplemented from time to time, the “Statement”), and the related consent and letter of transmittal dated May 17, 2016 (as may be amended or supplemented from time to time, the “Consent and Letter of Transmittal”), which set forth in more detail the terms and conditions of the Offers to Purchase and Consent Solicitation.

PGF has engaged BB Securities Limited, J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Santander Investment Securities Inc. to act as dealer managers and solicitation agents (the “Dealer Managers”) in connection with the Offers to Purchase and Consent Solicitation.  Global Bondholder Services Corporation is acting as the depositary and information agent for the Offers to Purchase and Consent Solicitation.

This press release is not an offer to sell or purchase, nor a solicitation of an offer to sell or purchase, nor the solicitation of tenders with respect to, the securities described herein.  The Offers to Purchase and Consent Solicitation are not being made to holders of notes in any jurisdiction in which PGF is aware that the making of the Offers to Purchase and Consent Solicitation or the acceptance of consents would not be in compliance with the laws of such jurisdiction. In any jurisdiction in which the securities laws or blue sky laws require the Offer to Purchase and Consent Solicitation to be made by a licensed broker or dealer, the respective Offer to Purchase and Consent Solicitation will be deemed to be made on our behalf by the Dealer Managers or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction. Any questions or requests for assistance regarding the Offers to Purchase and the Consent Solicitation may be directed to BB Securities Limited at +(44) 207 367 5832, J.P. Morgan Securities LLC at +1 (866) 846-2874 (toll free) or +1 (212) 834-7279 (collect), Merrill Lynch, Pierce, Fenner & Smith Incorporated at +1 (888) 292-0700 (toll-free) or +1 (646) 855-8988 (collect) or Santander Investment Securities Inc. at +1 (855) 404-3636 (toll-free) or +1 (212) 940-1442 (collect). Requests for additional copies of the Statement, the Consent and Letter of Transmittal and related documents may be directed to Global Bondholder Services Corporation at +1 (866)-470-3900 (toll-free).

Neither the Statement nor any documents related to the Offers to Purchase and Consent Solicitation have been filed with, and have not been approved or reviewed by any federal or state securities commission or regulatory authority of any country. No authority has passed upon the accuracy or adequacy of the Statement or any documents related to the Offers to Purchase and Consent Solicitation, and it is unlawful and may be a criminal offense to make any representation to the contrary.

Forward-Looking Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

This report on Form 6-K shall be deemed to be incorporated by reference into the Offer to Purchase and Consent Solicitation Statement dated May 17, 2016, relating to the previously announced tender offer and consent solicitation by Petrobras Global Finance B.V., a wholly-owned subsidiary of Petróleo Brasileiro S.A. – Petrobras.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRÓLEO BRASILEIRO S.A--PETROBRAS

	By:	/s/ Larry Carris Cardoso
Larry Carris Cardoso General Funding Manager

Date: June 1, 2016